UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

French Morning Media Group Inc.

Legal status of issuer

> **Form**
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> July 21, 2017

Physical address of issuer
27 West 20th Street, Suite 800, New York, NY 10011

Website of issuer
www.frenchmorning.com

Address of counsel to the issuer for copies of notices
Law Office of Robin Sosnow, PLLC
43 W 23rd Street, 2nd Floor
New York, NY 10010
Attention: Robin Sosnow, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Preferred Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$5.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: As determined by the Issuer

Maximum offering amount (if different from target offering amount)
$300,000.00

Deadline to reach the target offering amount
October 16, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$91,926.00	$83,321.00
Cash & Cash Equivalents	$11,895.00	$75,041.00
Accounts Receivable	$69,923.00	$1,280.00
Short-term Debt	$156,773.00	$91,399.00
Long-term Debt	$0.00	$0.00

Revenues/Sales	$673,230.00	$508,452.00
Cost of Goods Sold	$186,706	$226,803.00
Taxes Paid	$0.00	$0.00
Net Income	-$66,769.00	-$70,695.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 10, 2017

FORM C

Up to $300,000.00

French Morning Media Group Inc.



Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by French Morning Media Group Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $300,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing, and a number of Securities that is equal to two percent (2.0%) of the total amount of Securities sold in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500
Aggregate Maximum Offering Amount	$300,000.00	$21,000	$279,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at frenchmorning.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 10, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: frenchmorning.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

French Morning Media Group Inc. (the "Company") is a Delaware corporation, formed on July 21, 2017. The Company was reorganized in July 2017, and previously operated as French Morning LLC, a New York limited liability company, which is now a wholly-owned subsidiary of the Company. The Company is currently also conducting business under the names: Frenchly and Maudits Francais.

The Company is located at 27 West 20th Street, Suite 800, New York, NY 10011.

The Company's website is www.frenchmorning.com. The Company is also currently conducting business under the domain names: http://frenchly.us and http://mauditsfrancais.ca.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

French Morning Media Group Inc. is an online media company focused on building a community around meaningful news and content for Francophiles, defined as a person who has a strong liking or strong admiration for France or the French, and French expats around the world. We generate revenue through advertisements, events, and through our e-commerce market.

The Offering

Minimum amount/number of shares of Series Seed Preferred Stock being offered	$50,000/10,000 shares
Total shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	10,000 shares
Maximum amount/number of shares of Series Seed Preferred Stock	$300,000/60,000 shares
Total shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	60,000 shares
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00
Offering deadline	October 16, 2017
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 22 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of its single member board of directors, sole executive officer, and key employees.
In particular, the Company is dependent on Emmanuel Saint-Martin who is its sole director and CEO of the Company. The Company intends to enter into an employment agreement with Emmanuel Saint-Martin although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Emmanuel Saint-Martin would harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, including its sole Director and Officer, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Emmanuel Saint-Martin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Emmanuel Saint-Martin were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information

delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved media platforms and thus may be better equipped than us to develop and commercialize media platforms. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our media platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and international locations.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The

increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business.
We also hold large amounts of data in various data center facilities upon which our business depends upon. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations.

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Series Seed Preferred Stock. Because the Shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable

state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Purchasers of the Series Seed Preferred Stock will have no voting rights, even upon conversion of the Securities into Common Stock. Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into Common Stock. Upon such conversion, Common Stock holders will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to vote by proxy in the new round of equity financing upon which the Securities were converted. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company. Only those willing to entrust all decisions to others should invest.

Purchasers who are not Major Purchasers will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding. Unless you are a Major Purchaser, you will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Series Seed Preferred Stock holders at a disadvantage compared to other security holders.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.
Non-Major Purchasers of Series Seed Preferred Stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may

incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
French Morning Media Group is an online media company focused on building a community around meaningful news and content for Francophiles, defined as a person who has a strong liking or strong admiration for France or the French, and French expats around the world. The company's three websites – frenchmorning.com, frenchly.us., and mauditsfrancais.ca – currently target French expats and Francophiles in the U.S. and in Montreal.

The company has three revenue streams:
- **Advertising**: From directory listings to customized campaigns, the company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The company also has an integrated studio, French Morning Studio, which aims to help clients craft the story, media, and execution strategy for their campaigns through social media assets and/or video series.
- **Events**: The company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales.
- **E-commerce**: The company hosts an online market that sells French goods such as foods, drinks, fashion, and health and beauty products in the U.S.

Business Plan
We build communities around our content with creativity, expertise and discipline across a wide variety of media platforms and engage consumers in many facets of their lives in order to be the "place to be" for all French people living abroad, as well as American people interested in France. By scaling at the international level and opening new editions, we will leverage our leading position in the U.S. market, offering a new audience to our current advertisers who are interested in "French expats," wherever they reside.

History of the Business
French Morning Media Group Inc. was incorporated on July 21, 2017 as part of a reorganization. The media platform(s) have been in operation since 2009 under the legal entity French Morning LLC, a New York limited liability company. French Morning LLC, pursuant to the reorganization, is now a wholly-owned subsidiary of the Company. Emmanuel Saint-Martin was the CEO of French Morning LLC and is now CEO of French Morning Media Group Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
French Morning	Frenchmorning.com targets French expats in the U.S. The site is presented in French and is organized into six local editions: New York, San Francisco, Los Angeles, Texas, Miami, and Washington D.C. The site is broken down into several sections that offer French expats resources to stay up to date with U.S.-related current events and culture.	United States
Frenchly.us	Frenchly.us is published in English and is designed for American Francophiles. The site's material covers content revolving around French-related current events, entertainment, and food and travel guides. The site also includes an online market that allows Francophiles to purchase French prepared foods, drinks, and beauty products.	United States
Maudits Français	Mauditsfrancais.ca is published in French and targets French expats in Montreal. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in Montreal.	Montreal, Canada

Competition

France-Amérique: First published in 1943, France-Amérique is a French magazine published throughout the U.S. that covers news, culture, business, education, and food in America. The bilingual magazine publishes monthly issues and targets French expatriates, Francophones, and American Francophiles. It currently sells physical copies in 30 states.[1] France-Amérique has nine official partners, including TV5Monde, AirFrance, and the Paris American Club.[2]

Le Figaro: First published in 1826 in Paris, Le Figaro is a daily national French newspaper that publishes stories about the economy, politics, sports, culture, and lifestyle. Subscriptions to the newspaper are €9.90 per month and feature unlimited, ad-free access to the newspaper across multiple platforms.[3] In January 2017, Le Figaro had over 336,000 issues in circulation.[4] Over 40% of its readers are over the age of 65, and 55% of its readers are retired.[5]

Le Monde: First published in 1944, Le Monde is a French daily evening newspaper, available in print and digital formats, that publishes stories about politics, culture, sports, and science. Subscriptions are priced at €17.90 per

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[1] https://france-amerique.com/where-to-find-us/
[2] https://france-amerique.com/partenaires/
[3] https://boutique.lefigaro.fr/abonnements/premium/1e99b?origine=VWH16004&ga_source=lien_premium_burger_haut&utm_referrer=http%3A%2F%2Fwww.lefigaro.fr%2F
[4] http://www.voxeurop.eu/en/content/source-information/504-le-figaro
[5] http://factsheets.publicitas.com/Factsheets/intranet/detail.faces?factsheetid=FP1FP6&listName=pcList

month and provide access to all content on multiple platforms with limited advertisements and exclusive newsletters.[6] In 2016, Le Monde had an average circulation of 289,555.[7] The print newspaper generates approximately 80% of Le Monde's gross revenue and roughly 70% of its advertising revenue.[8]

French District: Started in 2008, the French District is a news site for French expats and Francophiles living or interested in living in the U.S. The site has 13 editions, including Florida, New York, California, and Washington D.C.[9] The site provides its visitors with information on current events and guides to professionals and businesses. Since its inception, the French District has written more than 4,800 articles, has sent about 450 newsletters a year, and has more than 3 million readers.[10]

Courrier International: Started in 1990, Courrier International tracks articles covering politics, economics, and cultural topics from around the world and translates them into French. The company's weekly newspaper and digital edition offers its readers a variety of selected materials from the foreign press, translated into French. The content of the newspaper and its website come from more than 1,500 sources worldwide.[11]

France Today: First published in 1985, France Today is a magazine and website that offers two different editions; one for U.K readers and one for international readers. Each magazine contains articles and content about French travel and lifestyle. France Today is available in over 30 countries, including the U.S., Canada, Russia, China, and Japan. The company's website receives over 250,000 visits per month.[12]

Customer Base
Our customers are companies from various industries, French expats in the U.S., and Francophiles in the U.S. and Montreal. The companies are primarily in the travel, finance, insurance, education, and real estate markets aiming to advertise towards our website users.

Intellectual Property
None

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, import and export requirements, data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
The Company's principal address is 27 West 20th Street, Suite 800, New York, NY 10011

The Company has the following additional addresses:
None

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
French Morning LLC	Limited Liability Company	New York	May 7, 2009	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

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[6] http://abo.lemonde.fr/
[7] https://www.statista.com/statistics/304642/le-monde-circulation/
[8] https://www.journalism.co.uk/news/how-le-monde-transformed-its-business-model-to-become-a-profitable-news-publisher/s2/a646756/
[9] http://frenchdistrict.com/articles/le-french-district-qui-sommes-nous/
[10] Ibid
[11] http://www.courrierinternational.com/page/qui-sommes-nous
[12] https://www.francetoday.com/about-us/

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Estimated Attorney Fees	9.00%	$4,500	1.50%	$4,500
Estimated Accountant/Auditor Fees	5.00%	$2,500	0.83%	$2,500
General Marketing	10.00%	$5,000	16.67%	$50,000
Research and Development	0.00%	$0.00	10.00%	$30,000
Equipment Purchases	6.00%	$3,000	3.33%	$10,000
Future Wages	30.00%	$15,000	46.67%	$140,000
General Working Capital	40.00%	$20,000	21.00%	$63,000
Total	**100.00%**	**$50,000**	**100.00%**	**$300,000**

French Morning Media Group plans to use the proceeds to launch in London and expand its presence in Montreal by hiring editors, freelancers, and sales representatives in each city.

_____

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. The Company reserves the right to change or alter the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name:
Emmanuel Saint-Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Founder, Director & Chief Executive Officer, 2009 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
Since 2009, Emmanuel Saint-Martin has served as the CEO of French Morning, a full time position.

Born in France, Emmanuel started his career as a journalist, working as a reporter for the weekly magazine company Le Point. During his time there, he covered topics such as sports doping, education, Afghanistan, and Iraq. He then moved to New York in 2004, where his wife began work for the United Nations. In 2006, he worked as a correspondent for the news channel France 24. In 2009, he founded French Morning as a side project. Since its founding, French Morning has expanded its reach to the French-American community with six editions in the U.S alone. Emmanuel also makes frequent guest appearances on CNN, the "Charlie Rose Show," the "Brian Lehrer

Show," and others to give his commentary on French current affairs. He has published several French Books, including "L'Arrogance Française" and "Et surtout n'en parlez à personne; l'Affaire Madoff."

Educational History:
1992: Bachelor Degree, Law, University of Caen
1994: Master Degree, Political Science, Institut d'Etudes Politiques de Bordeaux.
1995: DESS in Journalism (Master Degree), Institut Français de Presse, University Paris 1

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name:
Emmanuel Saint-Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Founder, Director & Chief Executive Officer, 2009 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
Since 2009, Emmanuel Saint-Martin has served as the CEO of French Morning, a full time position.

Born in France, Emmanuel started his career as a journalist, working as a reporter for the weekly magazine company Le Point. During his time there, he covered topics such as sports doping, education, Afghanistan, and Iraq. He then moved to New York in 2004, where his wife began work for the United Nations. In 2006, he worked as a correspondent for the news channel France 24. In 2009, he founded French Morning as a side project. Since its founding, French Morning has expanded its reach to the French-American community with six editions in the U.S alone. Emmanuel also makes frequent guest appearances on CNN, the "Charlie Rose Show," the "Brian Lehrer Show," and others to give his commentary on French current affairs. He has published several French Books, including "L'Arrogance Française" and "Et surtout n'en parlez à personne; l'Affaire Madoff."

Educational History:
1992: Bachelor Degree, Law, University of Caen
1994: Master Degree, Political Science, Institut d'Etudes Politiques de Bordeaux.
1995: DESS in Journalism (Master Degree), Institut Français de Presse, University Paris 1

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees in New York, California, and France.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

The total number of shares of all classes of stock that the Corporation has authority to issue is 1,000,000 shares, consisting of (a) 900,000 shares of Common Stock, $0.00001 per share, and (b) 100,000 shares of Preferred Stock, $0.00001 per share.

As of August 10, 2017, there are 400,000 shares of the Company's Common Stock issued and outstanding to the Company's founders, and zero shares of the Company's Preferred Stock issued and outstanding.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Lending Club
Amount outstanding	$15,991.09
Interest rate and payment schedule	Original Loan Amount $55,500 Loan Term: 24 month Interest Rate 19.90% per annum
Amortization schedule	N/A
Describe any collateral or security	Personal guaranty by Emmanuel Saint-Martin
Maturity date	December 23, 2017
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Kabbage
Amount outstanding	$26,116.64
Interest rate and payment schedule	Original Loan Amount: $20,000 Term: 12 months Interest Rate: 41.49% per annum

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $2,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership

The Company is currently owned by two shareholders: Emmanuel Saint-Martin (75%) and Once4You LLC (25%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Emmanuel Saint-Martin	75.0%
Once4You LLC	25.0%

Following the Offering, the Purchasers will own approximately 2.44% of the Company if the Minimum Amount is raised and approximately 13.04% of the Company if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company's wholly-owned subsidiary, French Morning, LLC (the "Subsidiary"), generated substantially all of our revenue from advertisements, events and campaign services in 2016. For the year ended 2016, the Subsidiary had over $673,000 in total revenue, representing a 32% increase from 2015. The Subsidiary's primary revenue stream comes from advertisements, which have averaged around 77% of total revenue since 2015, with events and media campaign services accounting for the rest.

In 2016, the Subsidiary had close to $553,000 in total operating expenses, compared to approximately $352,000 in 2015. The increased expenses were due to added team members, interest payments made, and increased costs for video productions.

In 2016, the Subsidiary's monthly average net burn rate was around $5,500, compared to a monthly average net burn rate of approximately $5,800 in 2015.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in achieving our next milestones and in expediting the realization of our business plan, specifically in expanding into new markets abroad. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company was formed on July 21, 2017 for the purpose of acquiring the shares of the Subsidiary, which has a similar business model to, and the same management as, the Company. On August 9, 2017, the Company entered into an Exchange Agreement with the Subsidiary to acquire all of its outstanding limited liability company membership interests in exchange for shares of Company's common stock. Prior to such transaction, Company was not capitalized, had not incurred any liabilities, and was formed solely to continue French Morning, LLC's operations as a Delaware corporation, the transaction is not expected to have an adverse effect on the Company's financial condition or operations.

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Material Changes and Other Information

The financial statements attached hereto as Exhibit A are in the name of the Subsidiary, and discuss subsequent events relating to the Company in Note 9. The financial statements are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 60,000 shares of Series Seed Preferred Stock for up to $300,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 16, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $300,000.00 (the "Maximum Amount") and the additional Securities will be allocated as determined by the Company.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities $5.00 per share and was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised

Stock and Other Compensation

The intermediary will receive a number of shares of Series Seed Preferred Stock in a principal amount that is equal to 2% of the total number of shares of Series Seed Preferred Stock sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Classes of Securities of the Company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class, and excluding shares issued upon conversion of Series Seed Preferred Stock, are entitled to designate one (1) or more directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

- increase or decrease the authorized number of shares of any class or series of capital stock;

- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

- liquidate, dissolve, or wind-up the business and affairs of the Corporation, including any change of control.

Proxy Granted to Democracy VC Partners LLC

Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Purchasers will receive standard information and inspection rights.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase Series Seed Preferred Stock.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Emmanuel Saint-Martin
Relationship to the Company	Director & Officer
Total amount of money involved	$68,965.92
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Proceeds of loan
Description of the transaction	Mr. Saint-Martin made a loan in the amount described herein to the Company with a zero percent interest rate and two-year term on August 9, 2017.

Conflicts of Interest

Since Emmanuel Saint-Martin is the founder, sole Director, majority shareholder and CEO of both the Company and French Morning, LLC, he is authorized to execute all agreements into the Company enters, including related-party transactions between the Company and himself individually, as described above.

OTHER INFORMATION

The Company may enter into loan transactions or other capital raising transactions simultaneous with this Offering and the Company may engage in increased advertising and marketing activities in order to promote this Offering

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emmanuel Saint-Martin
_____
(Signature)

Emmanuel Saint-Martin
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Irrevocable Proxy
Exhibit D   Form of Charter
Exhibit E   Company Summary
Exhibit F   Investor Deck
Exhibit G   Video Transcript

Exhibit A
Financial Statements



FRENCH MORNING, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

Bauer & Company, LLC
www.bauerandcompany.com



BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
French Morning, LLC:

We have reviewed the accompanying financial statements of French Morning, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
August 10, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

French Morning, LLC
Balance Sheets
December 31, 2016 and 2015

		2016		**2015**
		(unaudited)		**(unaudited)**
Assets				
Current assets				
Cash and cash equivalents	$	11,895	$	75,041
Accounts receivable, net		69,923		1,280
Other assets		7,000		7,000
Current assets		88,818		83,321
Property and equipment		3,108		-
Total assets	$	91,926	$	83,321
Liabilities and Members' Deficit				
Current liabilities				
Accounts payable and accrued expenses	$	126,293	$	36,363
Notes payable, net of long-term portion		30,480		55,036
Total current liabilities		156,773		91,399
Total liabilities		156,773		91,399
Commitment and contingencies		-		-
Members' Deficit				
Total members' deficit		(64,847)		(8,078)
Total liabilities and members' deficit	$	91,926	$	83,321

See accompanying notes to the financial statements and the independent accountants' review report.

French Morning, LLC
Statements of Operations
For the Years Ended December 31, 2016 and 2015

	2016	2015
	(unaudited)	(unaudited)
Revenues	$ 673,230	$ 508,452
Cost of revenues	186,706	226,803
Gross margin	486,524	281,649
Operating expenses		
Salary and wages	299,735	128,922
Occupancy	56,337	58,699
Meals and entertainment	54,537	53,859
Event	32,101	33,678
Professional fees	45,350	21,610
Depreciation	4,666	-
Advertising	4,400	3,905
Insurance	4,188	2,555
Other general and administrative	39,501	41,838
Total operating expenses	540,815	345,066
Loss from operations	(54,291)	(63,417)
Other expenses, net		
Interest expense	12,478	7,278
Total other expense, net	12,478	7,278
Loss before income taxes	(66,769)	(70,695)
Income tax expense	-	-
Net loss	$ (66,769)	$ (70,695)

See accompanying notes to the financial statements and the independent accountants' review report.

French Morning, LLC
Statements of Changes in Members' Deficit
For the Years Ended December 31, 2016 and 2015

Balances at December 31, 2014 (unaudited)	$	(32,074)
Distributions to members		(75,169)
Contributions from members		169,860
Net loss		(70,695)
Balances at December 31, 2015 (unaudited)	$	(8,078)
Contributions from members		10,000
Net loss		(66,769)
Balances at December 31, 2016 (unaudited)	$	(64,847)

See accompanying notes to the financial statements and the independent accountants' review report.

French Morning, LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015

	2016	2015
	(unaudited)	**(unaudited)**
Cash flows from operating activities:		
Net loss	$ (66,769)	$ (70,695)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	4,666	-
Changes in operating assets and liabilities:		
Accounts receivable	(68,643)	(1,280)
Other assets	-	(7,000)
Accounts payable and accrued expenses	89,930	18,585
Net cash used in operating activities	(40,816)	(60,390)
Cash flows from investing activities:		
Purchase of property and equipment	(7,774)	-
Net cash used in investing activities	(7,774)	-
Cash flows from financing activities:		
(Borrowings) proceeds from issuance of notes payable, net	(24,556)	34,514
Contributions from members	10,000	169,860
Distributions to members	-	(75,169)
Net cash (used in) provided by financing activities	(14,556)	129,205
Net (decrease) increase in cash and cash equivalents	(63,146)	68,815
Cash and cash equivalents at beginning of year	75,041	6,226
Cash and cash equivalents at end of year	$ 11,895	$ 75,041
Supplemental disclosure of non-cash financing activities:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest expense	$ 12,478	$ 7,278

See accompanying notes to the financial statements and the independent accountants' review report.

5

Note 1 – Nature of Business

French Morning, LLC (the "Company"), a New York limited liability company, commenced operations in May 2009.

The Company publishes three websites. The French Morning website is written in French and targets French people living in the United States. It is organized in six local editions: New York, San Francisco, Los Angeles, Texas, Miami and Washington D.C. The Frenchly website is written in English and targets American Francophiles. The Maudits Français website is written in French for the expat community in Montreal, Canada. The Company monetizes traffic of these websites by selling advertising, organizing events and selling products to the integrated marketplace.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting its potential customer base.

The Company has historically funded its operations through equity and debt financing. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Significant Accounting Policies (continued)

Accounts receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30-60 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company has not recorded a provision for doubtful accounts as of December 31, 2016 and 2015.

Property and equipment
Property and equipment consist principally of equipment and computers. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets of five years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs.

Marketing costs
The Company expenses marketing costs as incurred.

Income taxes
The Company has elected to be taxed as a membership for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

Note 3 – Significant Accounting Policies (continued)

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016		2015	
Computers	$	4,394	$	-
Equipment		3,380		-
Subtotal		7,774		-
Less accumulated depreciation		(4,666)		-
Total	$	3,108	$	-

Depreciation expense for the years ended December 31, 2016 and 2015 was $4,666 and $0, respectively.

Note 5 –Note Payable

In December 2015, the Company issued a note payable to a financing company for $55,500 with a maturity date of December 2017. The note bears interest at a rate of 19.90% per annum and is payable in monthly installments. The outstanding balance is $30,480 and $55,036 at December 31, 2016 and 2015, respectively.

Note 5 –Note Payable (continued)

The Company's five year maturity schedule as of December 31, 2016 is as follows:

2017	$	30,480
	$	30,480

Note 6 – Members' Capital

In June 2015, the members signed an amended and restated Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The Operating Agreement allows for the issuance of membership units to the members of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The holder of each of the common unit ownership percentage shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
In April 2014 and June 2015, each member of the Company made an initial cash contribution in proportion to the membership interest held in the Company.

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 7 – Commitments and Contingencies

Lease arrangements
The Company leases office space under non-cancelable operating leases expiring in February 2019. Rent expense on the Company's operating leases was approximately $42,000 and $41,000 for the years ended December 13, 2016 and 2015, respectively.

Note 7 – Commitments and Contingencies (continued)

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	43,000
2018		44,000
2019		19,000
	$	106,000

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 9 – Subsequent Events

On July 28, 2017 the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $300,000 of preferred stock to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

French Morning Media Group Inc. was incorporated on July 21, 2017. The Company entered into an Exchange Agreement on August 9, 2017 to become a wholly-owned subsidiary of French Morning Media Group Inc.

During 2017, the Company entered into a business loan with a financing company for $20,000 with a maturity date of January 2018. The note bears interest at a rate of 41.49% per annum and is payable in monthly installments. As of the date of this report, the Company has repaid approximately $17,000 of the outstanding note payable.

Management of the Company has evaluated subsequent events through August 10, 2017, the date the financial statements were available to be issued.

Exhibit B
Subscription Agreement

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF
French Morning Media Group, Inc.

August 10, 2017

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of French Morning Media Group, Inc., a Delaware corporation (the "*Company*"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "*Series Seed*").
Maximum Offering Amount:	$300,000
Purchasers:	Accredited and non-accredited investors approved by the Company (the "*Purchasers*").
Price Per Share:	$5.00 price per share (the "*Original Issue Price*"), based on a pre-money valuation of $2,000,000.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	So long as at least 50% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Approval of a majority of the Preferred Stock holders required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.
Proxy Grant	Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.
Financial Information:	Purchasers who have invested at least $50,000 ("*Major Purchasers*") will receive standard information and inspection rights and management rights letter.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

COMPANY: PURCHASER:

**FRENCH MORNING MEDIA GROUP,
INC.**

_____   _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

French Morning Media Group Inc.
27 West 20th Street, Suite 800,
New York, NY 10011

Ladies and Gentlemen:

The undersigned understands that French Morning Media Group Inc., a Corporation organized under the laws of Delaware (the "**Company**"), is offering up to $300,000.00 of Series Seed Preferred Stock Units of Preferred Stock (the "**Securities**") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 10, 2017 (the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Ac**t").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreemen**t").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at 11:59 p.m. pacific standard time on October 16, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "**Escrow Agent**") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such

funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. "Major Purchaser" Rights

a) *"Major Purchaser" Defined.*

i. A "**Major Purchaser**" is any holder of the Company's Series Seed Preferred Stock if (i) the purchase amount is equal to or greater than $50,000; and (ii) the Company has verified that such holder is an accredited investor in accordance with Regulation D under the Securities Act.

b) *Participation Rights.*

i. **General**. Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the Fully-Diluted Share Number (defined herein). The Company's "Fully-Diluted Share Number" means shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

ii. **New Securities**. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

iii. **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

iv. **Failure to Exercise**. If the Major Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section 5.

c) Information Right.

i. **Basic Financial Information**. The Company shall furnish to each Major Purchaser and any entity that requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

ii. **Inspection Rights**. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	27 West 20th Street, Suite 800, New York, NY 10011 Attention: Emmanuel Saint-Martin
with a copy to:	Law Office of Robin Sosnow, PLLC 43 W 23rd Street, 2nd Floor New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

French Morning Media Group Inc.
By_____ Name: Title:

Exhibit C
Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

FRENCH MORNING MEDIA GROUP, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of French Morning Media Group, Inc., a Delaware corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

Exhibit D
Form of Charter

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "FRENCH MORNING MEDIA GROUP

INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF AUGUST, A.D.

2017, AT 9:15 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6486489 8100
SR# 20175506309

Authentication: 202991092
Date: 08-02-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:15 AM 08/01/2017
FILED 09:15 AM 08/01/2017
SR 20175506309 - File Number 6486489

FRENCH MORNING MEDIA GROUP INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

French Morning Media Group Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.	The name of this corporation is French Morning Media Group Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on July 21, 2017 under the name French Morning Media Group Inc.

2.	The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.	Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.	This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this July 31, 2017.

By:
_Emmanuel Saint-Martin, President

Exhibit A

FRENCH MORNING MEDIA GROUP INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is French Morning Media Group Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, 19904, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation.

"***Original Issue Price***" means $5.00 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 1,000,000, consisting of (a) 900,000 shares of Common Stock, $0.00001 per share and (b) 100,000 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

      1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

      2.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

      The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

      1.   **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

      1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

      1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   Voting.

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 50% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(e) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the *Original Issue Date* for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

Exhibit E
Company Summary



Company: French Morning Media Group

Market: Media and entertainment

Product: Digital media platform for French expats and Francophiles covering news, arts, culture, style, and all things French

Company Highlights

Living abroad can be an exciting new adventure…and a challenge. Beyond dealing with the language barrier and culture shock, expats often face different government regulations, complicated job and housing markets[i], and depression or anxiety.[ii] Nevertheless, approximately 244 million people lived outside their country of origin in 2015.[iii] Thus, guidance is needed to help these individuals acclimate to their new lifestyle – and keep up with news from home.

Founded in 2009 by a French expat, French Morning provides a link to French politics, current events, and culture for the French-speaking community living in the U.S., plus local guides to six regions in the U.S. The media company offers three separate websites, targeting both French expats and Francophiles (individuals who appreciate and want to keep up with French news) residing within the U.S. and Canada. French Morning has seen steady growth from 2013 to 2017, reaching approximately 270,000 unique visitors in April and May of 2017.

Additional highlights:

- Close to 60,000 subscribers on frenchmorning.com
- Year to date as of June 2017, the company has generated over $500,000 in revenue, representing a 61% increase over the same period in 2016
- In 2016, the company generated over $673,000 in total revenue, representing a 32% increase from 2015



Revenue (Quarterly)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17

Note: Quarterly financials were not audited or subject to financial review

PERKS

French Morning Media Group will provide the following "perks" to investors in addition to the shares purchased, at each level of investment defined below, after shares are issued to the investor. All perk thresholds are inclusive of previous perk thresholds.

$200+

- Your name featured on French Morning's specially published page, "Le Mur des amis de French Morning"
- A personalized "thank you" on one of French Morning's social media accounts

$500+

- The perks listed above, plus:
- French Morning mug (shipping included for continental U.S. only)

$1,000+

- The perks listed above, plus:
- One French Morning shirt (shipping included for continental U.S. only)
- Become an official "beta tester" of all new features launched by French Morning before any other users

$2,000+

- The perks listed above, plus:
- VIP invitation to all events organized by French Morning
- Opportunity to attend one of French Morning's editorial meetings in NYC or remotely via video-conference

$5,000+

- The perks listed above, plus:
- Invitation to French Morning's annual Investor's dinner in New York City for the next two years (travel not included)
- Opportunity to pitch five ideas for a non-commercial French Morning article, one of which French Morning will choose to write about

$10,000+
- The perks listed above, plus:
- Your choice of displaying an advertising campaign, a $2,000 value, about a company or non-profit on French Morning

$25,000+
- The perks listed above, plus:
- Become a member of the French Morning advisory board; an opportunity to sit along with prominent member of the French American community

$50,000+
- The perks listed above, plus:
- Have a video produced by French Morning Studios about a company, non-profit, or cause of your choice

COMPANY SUMMARY

Opportunity

With increasing globalization, more individuals are traveling for work[iv], telecommuting[v], or even relocating abroad.[vi] In fact, according to the United Nations Population Fund, 244 million people lived outside their country of origin in 2015.[vii] France, in particular, has experienced substantial growth in the number of individuals living outside its borders; about 1.6 million French nationals are registered as living abroad, with professional reasons and a desire to experience new cultures most often cited as motivation for the move.[viii]

However, this relocation doesn't necessarily mean a disinterest in their native country. Take the recent French elections, where over 1.3 million French citizens living abroad registered to vote.[ix] This continued desire to keep up with French news and culture has created an opportunity for content specifically geared towards French expatriates. Combining a French community-based magazine with local guides to cities across the U.S., French Morning is capitalizing on this niche audience.

French Morning Media Group is an online media company focused on building a community around meaningful news and content for Francophiles, defined as a person who has a strong liking or strong admiration for France or the French, and French expats around the world. The company's three websites – frenchmorning.com, frenchly.us., and mauditsfrancais.ca – currently target French expats and Francophiles in the U.S. and in Montreal.

Product

French Morning

Frenchmorning.com targets French expats in the U.S. The site is presented in French and is organized into six local editions: New York, San Francisco, Los Angeles, Texas, Miami, and Washington D.C. The site is broken down into several sections that offer French expats resources to stay up to date with U.S.-related current events and culture.



FRENCH MORNING
MOUTARDE DE DIJON AMORA
Grâce à French Morning
FINISSEZ-EN AVEC VOTRE FRUSTRATION
LE MARCHÉ
ACHETER
ETATS-UNIS
MAGAZINE
SORTIR
VIE PRATIQUE
ANNONCES
ANNUAIRE
LE MARCHÉ
LE CLUB
Los Angeles
Miami
New York
San Francisco
Texas
Washington
st-ce que je risque à ne pas déclarer des produits à la douane aux US ?
ENFANTS
Nos 5 randonnées préférées pour s'aérer à Washington
SORTIR
Chanson : croissants, kouign-amman et "bar à desserts" à Flatiron
Grégoire Chapron - 26 juillet 2017
ARTICLE PARTENAIRE
Objectif USA Immobilier, tremplin pour la propriété en Floride
MAGAZINE
Qu'est-ce que je risque à ne pas déclarer des produits à la douane aux US ?

Not only does French Morning deliver news, the site provides practical guides to learning English, finding jobs, managing finances, and navigating the U.S. real estate market.



Accueil › Vie Pratique › Emplois/Stages
EMPLOIS/STAGES
PLUS RÉCENTS
Qu'est-ce que je risque à travailler avec un ESTA aux Etats-Unis ?
Jop, le couteau suisse 2.0 des services entre particuliers
Grégory Durieu
ARTICLE PARTENAIRE
Shapr lève 9,5 millions de dollars pour réinventer le networking
L'Apéro Silicon Valley fait trinquer les francophones de l'hôtellerie

French Morning also includes an Ads section, where visitors can both post and search for personalized services ranging from music lessons to babysitting, and a Directory section, where users can find information for professional services such as law firms, real estate firms, and transportation companies.

Accueil › Carnet d'adresses
Carnet d'adresses
Publier une adresse
Catégories
Mots clés
Etats-Unis
Rechercher
Avocats
À LA UNE
nht: Votre cabinet d'avocat en droit international de la famille
Etats-Unis, Los Angeles, Miami, New York, San Francisco, Texas, Washington
Vous êtes français et installé avec votre famille aux Etats-Unis? Vous avez pour projet de vous m...
En savoir plus
Immigration Services aux particuliers
À LA UNE
Immigration USA: The Law Firm of Marcelle Poirier
Etats-Unis, Los Angeles, Miami, New York, San Francisco, Texas, Washington
Faire de votre rêve, une réalité. Le cabinet de Me. Marcelle Poirier est spécialisé en droit d'im...
En savoir plus
- Publicité -
XL airways
Paris en vol direct à prix mini.
NEW YORK JFK
PARIS
à partir de
$489
ALLER RETOUR*
RÉSERVEZ
*Voir conditions sur xl.com/us.
XL.COM/US

Visitors can also purchase French prepared foods, drinks, clothes, and beauty products through the company's online market.

EPICERIE SALÉE
PRODUITS PRÉPARÉS
EPICERIE SUCRÉE
BOISSONS
BEAUTÉ
MODE & DESIGN
PANIER
MON COMPTE
Retrouvez tous les produits dont vous avez besoin pour
MANGER FRANÇAIS
Vos produits français aux Etats-Unis. La livraison est gratuite à partir de $55 d'achat *, profitez-en !
* Dans les catégories autres que "Mode & Design"
Votre panier
Votre panier est vide.
Chercher tous les produits
Une question ? Appelez-nous !
(800) 373-4604
ou envoyez-nous un email
Epicerie salée
Le Club
Connexion
S'enregistrer gratuitement
Sélection de produits par thème
Sauce béchamel – Maïzena
$7.69
Ajouter au panier
Moutarde de Dijon – Amora
$4.69
Ajouter au panier
Couscous – Tipiak
$3.99
Ajouter au panier
Caviar d'artichaut – Délices du Luberon
$5.39
Ajouter au panier
> Apéro français
> Dessert français
> Goûter français
> Petit-déjeuner français

Frenchly

Frenchly.us is published in English and is designed for American Francophiles. The site’s material covers content revolving around French-related current events, entertainment, and food and travel guides. The site also includes an online market that allows Francophiles to purchase French prepared foods, drinks, and beauty products.



Frenchly
HOME
NEWS
ENTERTAINMENT
LIFESTYLE
TRAVEL
SUBSCRIBE
LE MARCHÉ
TRENDING NOW
Donald Trump says Emmanuel Macron “loves holding my hand”
EVENTS
39 French Restaurants in NYC’s Restaurant Week
Jenny Hughes - July 25, 2017
VIDEO
Chris Froome Wins the Tour de France for the Fourth Time
SPONSORED POST
Quintessential Paris: Moulin Rouge, the World’s Most Famous Cabaret
STYLE
Bill Nye the Science Guy Explains the French to You

SALTED PANTRY
PREPARED FOOD
SWEET PANTRY
DRINKS
HEALTH & BEAUTY
CART
MY ACCOUNT
EAT THE FRENCH WAY
Your French products in the United States. Free shipping on orders of $55 or more.
Cart
No products in the cart.
Customer service
Questions? Call us!
(800) 643-0680
or send us an email
Find a product
Search all products

Maudits Français

Mauditsfrancais.ca is published in French and targets French expats in Montreal. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in Montreal.


MAUDITS FRANÇAIS
MONTRÉAL
MAGAZINE
SORTIR
VIE PRATIQUE
PETITES ANNONCES
LE CLUB
À LA UNE
"Gueules De Bois" françaises et montréalaises en expo à Montréal
TOURISME
5 plages à tester à Montréal et autour
Daisy Le Corre - 25 juillet 2017
MAGAZINE
French PQ: une série-documentaire sur les Français de Montréal
A WORLD CLASS COMEDY EVENT
JERRY SEINFELD & GAD ELMALEH
AGENDA
Gad Elmaleh jouera au Centre Bell le 26 juillet à Montréal
VIE PRATIQUE
Comment (se faire) draguer au Québec?

Use of Proceeds and Product Roadmap

French Morning Media Group plans to use the proceeds to launch in London and expand its presence in Montreal with the addition of editors, freelancers, and sales representatives in each city.

Business Model

The company has three revenue streams:

- **Advertising**: From directory listings to customized campaigns, the company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The company also has an integrated studio, French Morning Studio, which aims to help clients craft the story, media, and execution strategy for their campaigns through social media assets and/or video series.
- **Events**: The company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales.
- **E-commerce**: The company hosts an online market that sells French goods such as foods, drinks, fashion, and health and beauty products in the U.S.

USER TRACTION

French Morning has seen steady growth from 2013 to 2017, reaching approximately 270,000 unique visitors in April and May of 2017. From April 1 to June 30, 2017, the site had 681,166 users, representing a 56.62% increase over the same period in 2016. The site currently has close to 60,000 subscribers.



Users
200,000
100,000
January 2013
January 2014
January 2015
January 2016
Source: Google Analytics

HISTORICAL FINANCIALS

Year to date as of June 2017, the company has generated over $500,000 in revenue, representing a 61% increase over the same period in 2016. In 2016, the company generated over $673,000 in total revenue, representing a 32% increase from 2015. The company's main revenue stream comes from advertisements, which have averaged around 77% of total revenue since 2015.



Revenue (Quarterly)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17

Note: Quarterly financials were not audited or subject to financial review

Year to date as of June 2017, the company's expenses have totaled over $302,000, compared to approximately $200,000 over the same period in 2016. In 2016, the company had close to $553,000 in total expenses, compared to approximately $352,000 in 2015. The increased expenses were due to added team members, interest payments made, and increased costs for video productions.



Note: Quarterly financials were not audited or subject to financial review

Year to date as of June 2017, the company has generated over $53,000 in net profit, a 58% increase over the same period in 2016. In 2016, the company had a total net loss of around $66,000, compared to a net loss of around $70,000 in 2015. In 2016, the company's monthly average net burn rate was around $5,500, compared to a monthly average net burn rate of approximately $5,800 in 2015.



Note: Quarterly financials were not audited or subject to financial review

The global digital magazine publishing market is expected to grow at a compound annual growth rate of over 20% to surpass $35 billion by 2020.[x] This substantial increase is likely due to the increased penetration of the internet, the trend towards eco-friendliness, and the extensive use of devices such as smartphones and tablets. More significantly, digital magazines provide consumers with further accessibility and convenience by allowing them to access content from virtually anywhere at any time.

The U.S. magazine industry alone generated $27.42 billion in 2016, down 3.2% from the prior year.[xi] However, average monthly consumption of magazine content across all mediums (e.g. print, web, mobile, video) saw a year-over-year increase in 2016. The average monthly audience was up 6.4% from 2015, led by growth in mobile (+24.9%) and video content (+49.7%). The average audience for print and digital magazine editions was just under 900 million readers per month in 2016.[xii]

Globally, magazine publishing generated $68.43 billion in 2015. By 2020, revenues are expected to drop slightly to $66.62 billion. By 2020, digital platform revenue will make up 30% of total consumer magazine revenue, up from 16% in 2015. However, because advertisers pay less for digital ads relative to print ads, the increasing market share from digital revenue is unlikely to offset the decline in print media revenue.[xiii] However, with more and more Millennials becoming active magazine readers, this trend may change. In 2015, 93% of Americans under the age of 35 had read a magazine in print or digital format within the last six months.[xiv]


Americans of all ages read magazines
— especially younger adults
90% of adults
93% of those under 35
95% of those under 25
Read magazine media in the last six months (print and digital editions)
(includes approx. 3% digital editions)
Base: U.S. adults 18+. Source: GfK MRI, Fall 2015

Magazines have seen recent success by embracing niche markets – targeting specific products and/or demographics. Helped in part by the use of crowdfunding as a source of funding, niche-market magazines have grown in popularity as audiences embrace these publications for their quality and focus on creation, curation, and credibility.[xv] While printed media remains an important point of engagement with readers, magazine publishers are still branching out to other mediums, including digital, mobile, and video.[xvi] Hosting events has also become a viable source of income. Events can comprise as much as 20% of a magazine publisher's total revenue. Furthermore, they can help strengthen ties with readers, increase circulation, and help recruit advertisers.[xvii]

France-Amérique: First published in 1943, France-Amérique is a French magazine published throughout the U.S. that covers news, culture, business, education, and food in America. The bilingual magazine publishes monthly issues and targets French expatriates, Francophones, and American Francophiles. It currently sells physical copies in 30 states.[xviii] France-Amérique has nine official partners, including TV5Monde, AirFrance, and the Paris American Club.[xix]

Le Figaro: First published in 1826 in Paris, Le Figaro is a daily national French newspaper that publishes stories about the economy, politics, sports, culture, and lifestyle. Subscriptions to the newspaper are €9.90 per month and feature unlimited, ad-free access to the newspaper across multiple platforms.[xx] In January 2017, Le Figaro had over 336,000 issues in circulation.[xxi] Over 40% of its readers are over the age of 65, and 55% of its readers are retired.[xxii]

Le Monde: First published in 1944, Le Monde is a French daily evening newspaper, available in print and digital formats, that publishes stories about politics, culture, sports, and science. Subscriptions are priced at €17.90 per month and provide access to all content on multiple platforms with limited advertisements and exclusive newsletters.[xxiii] In 2016, Le Monde had an average circulation of 289,555.[xxiv] The print newspaper generates approximately 80% of Le Monde's gross revenue and roughly 70% of its advertising revenue.[xxv]

French District: Started in 2008, the French District is a news site for French expats and Francophiles living or interested in living in the U.S. The site has 13 editions, including Florida, New York, California, and Washington D.C.[xxvi] The site provides its visitors with information on current events and guides to professionals and businesses. Since its inception, the French District has written more than 4,800 articles, has sent about 450 newsletters a year, and has more than 3 million readers.[xxvii]

Courrier International: Started in 1990, Courrier International tracks articles covering politics, economics, and cultural topics from around the world and translates them into French. The company's weekly newspaper and digital edition offers its readers a variety of selected materials from the foreign press, translated into French. The content of the newspaper and its website come from more than 1,500 sources worldwide.[xxviii]

France Today: First published in 1985, France Today is a magazine and website that offers two different editions; one for U.K readers and one for international readers. Each magazine is consists of articles and content about French travel and lifestyle. France Today is available in over 30 countries, including the U.S., Canada, Russia, China, and Japan. The company's website receives over 250,000 visits per month.[xxix]

EXECUTIVE TEAM



Emmanuel Saint-Martin, CEO: Born in France, Emmanuel started his career as a journalist, working as a reporter for the weekly magazine company Le Point. During his time there, he covered topics such as sports doping, education, Afghanistan, and Iraq. He then moved to New York in 2004, where his wife began work for the United Nations. In 2006, he worked as a correspondent for the news channel France 24. In 2009, he founded French Morning as a side project. Since its founding, French Morning has expanded its reach to the French-American community with six editions in the U.S alone. Emmanuel also makes frequent guest appearances on CNN, the "Charlie Rose Show," the "Brian Lehrer Show," and others to give his commentary on French current affairs. He has published several French Books, including "L'Arrogance Française" and "Et surtout n'en parlez à personne; l'Affaire Madoff."

Security Type: Series Seed Preferred Stock
Round Size: Min: $50,000 **Max**: $300,000
Price per Share: $5.00
Pre-Money Valuation: $2 million
Conversion Provisions: Convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

NY Time: In New York, French Politics Is Local
FACC LA: Introducing our new partnership with French Morning!
Miami New Times: Taste-Test Artisan Breads at Miami's First Baguette Battle
DNAinfo: Baguette Bakers Battle for Title of Best in the City

i http://www.expatfocus.com/the-biggest-challenges-of-moving-abroad

ii http://www.hcamag.com/hr-news/mental-health-a-growing-issue-for-expats-238586.aspx

iii http://www.unfpa.org/migration

iv http://www.businesstravelnews.com/Procurement/Business-Travelers-Expect-Business-Trips-to-Increase

v https://www.nytimes.com/2017/02/15/us/remote-workers-work-from-home.html

vi https://paragonrelocation.com/new-report-shows-record-number-of-expats-worldwide/

vii http://www.unfpa.org/migration

viii http://www.diplomatie.gouv.fr/en/french-overseas/

ix http://www.newsweek.com/french-voters-abroad-macron-le-pen-new-york-596654

x http://www.businesswire.com/news/home/20160223005295/en/Global-Digital-Magazine-Publishing-Market-Exceed-USD

xi http://www.mediapost.com/publications/article/297448/newspaper-mag-revenues-fell-in-2016.html

xii http://www.magazine.org/magazine-media-360%C2%B0/brand-audience-report/december-2016

xiii http://www.pwc.com/gx/en/entertainment-media/pdf/newspapers-and-magazines-outlook-article.pdf

xiv http://www.magazine.org/sites/default/files/MPA-FACTbook201617-ff.pdf

xv https://www.themediabriefing.com/article/are-niche-publications-the-future-of-print-part-one

xvi http://www.foliomag.com/untold-story-magazine-media-winning/

xvii http://innovation.media/magazines/its-showtime-folks-and-payday

xviii https://france-amerique.com/where-to-find-us/

xix https://france-amerique.com/partenaires/

xx https://boutique.lefigaro.fr/abonnements/premium/1e99b?origine=VWH16004&ga_source=lien_premium_burger_haut&utm_referrer=http%3A%2F%2Fwww.lefigaro.fr%2F

xxi http://www.voxeurop.eu/en/content/source-information/504-le-figaro

xxii http://factsheets.publicitas.com/Factsheets/intranet/detail.faces?factsheetid=FP1FP6&listName=pcList

xxiii http://abo.lemonde.fr/

xxiv https://www.statista.com/statistics/304642/le-monde-circulation/

xxv https://www.journalism.co.uk/news/how-le-monde-transformed-its-business-model-to-become-a-profitable-news-publisher/s2/a646756/

xxvi http://frenchdistrict.com/articles/le-french-district-qui-sommes-nous/

xxvii Ibid

xxviii http://www.courrierinternational.com/page/qui-sommes-nous

xxix https://www.francetoday.com/about-us/

Exhibit F
Investor Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.



News for French-Speaking expats and Francophiles

A GROWING FORCE IN ITS NICHE MARKET



Growth of the traffic on Frenchmorning.com
between 2012 and 2016

● Users

200,000

100,000

January 2013   January 2014   January 2015   January 2016

Source: Google Analytics

Ten years after its launch, **French Morning is a major contender in its target market** – French people living in the U.S.

250,000+ monthly visitors*
55,000+ subscribers

*As of April and May of 2017



AND NOW… **A NEW CHAPTER**

Having crafted a unique tone and found its audience, French Morning is now **a leader in its market**

But growth is constrained by the size of the niche (French people living in the U.S.)

To continue to grow, **we need to expand into new markets**



■ French people registered in Consulates in the US*
■ Monthly visitors on French Morning

* https://www.thelocal.fr/20160316/french-expats-are-becoming-more



Scalability

To grow, **French Morning will go global**

Only 8% of French expats **live in the U.S.**[1]



- ● Middle East
- ● Canada
- ● Europe non EU
- ● North Africa
- ● South and Central America
- ● UK
- ● Asia/océania
- ● US
- ● Rest of EU
- ● Africa (sub-saharian)

8% 6% 8% 5% 7% 30% 12% 8% 8% 6%

[1] https://www.thelocal.fr/20160316/french-expats-are-becoming-more-



LOCAL PARTNERS

The choice of local partners, with knowledge of the local market, is key



MONTREAL

French Morning Montreal (Maudits Français) is led by a French journalist living in Montreal.

French Morning owns 90% of the new venture (minus stock options), which may also open other Canadian editions in the future.



LONDON

We are aiming to create a new company (with the goal of 51% ownership by French Morning).

In London, we are looking to partner with a French publisher who owns a French print publication there (Ici-Londres).

FRENCH MORNING

MILESTONES & ROADMAP

May 2017
Opening of Montreal

Sept 2017
Anticipated opening of London

Jan 2018
Anticipated opening of the first Asian edition

May Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar Apr

FRENCH MORNING

REVENUE MODEL

The same **revenue model** that was put in place in the U.S. will be deployed in other locations



Advertising ← Y1

+

Events ← Y2

+

Marketplace ← Y3



Raising

$300,000

Series Seed Preferred Stock
Pre-money valuation: $2 million

Exhibit G

Video Transcript

French Morning Vimeo Video Transcript

Emmannuel Saint-Martin: The value of French Morning is really its community, and the community of its readers, so French speaking people in the U.S, American people interested in France. We are building a global community, but we do it locally. We do it through their local interests, through what's going on in their city, the city where they live, but they know that they all belong to this globalized community of French speaking people living all around the world.

Alexis Buisson: Our readers really enjoy the fact that we are a local news website, so we write about topics that they live through daily basically. They really also enjoy our tone, we're a serious news website, we apply rigorous journalistic standards, but we don't take ourselves seriously.

Emmannuel Saint-Martin: We really started as a blog, now it's much more than that. Of course, we still have articles, a lot of them, but we also have videos, a lot of interactions on Facebook and social media, we have a marketplace. So, we really now have links with the community that are much more than the content of the journalistic content that we do.

Romain Poirot: What I believe that the advertisers like the most right now is definitely the quality of our content; also, once they start advertising with us, they realize that the potential is a lot bigger than what they could expect, especially in terms of reach. There's never been so many Frenchmen in the states.

Emmannuel Saint-Martin: We are reaching a new stage for French Morning, going global. We need to of course raise money to do that and open new bureaus. What we really want to do is to make sure that the 3 million French speaking people living abroad know and read French Morning in the next few years.